SECOND AMENDED AND RESTATED

FUNDAMENTAL OPERATING AGREEMENT

of

RELIANT SERVICES, LLC

by and among

VECTREN UTILITY SERVICES, INC.

and

CINERGY SUPPLY NETWORK, INC.

Dated as of

February 6, 2004

Second Amended and Restated

FUNDAMENTAL OPERATING AGREEMENT

of

RELIANT SERVICES, LLC

        This Second Amended and Restated FUNDAMENTAL OPERATING AGREEMENT is made and entered into as of February 6, 2004 (the “Agreement”), by and between Vectren Utility Services, Inc., an Indiana corporation (“Vectren”), formerly known as IGC Energy, Inc., and CINERGY SUPPLY NETWORK, INC., a Delaware corporation (“Cinergy”) (Vectren and Cinergy collectively referred to as the “Members” and individually as a “Member”), relating to Reliant Services, LLC (the “Company”).

WHEREAS, the Company was organized as a limited liability company under the Indiana Business Flexibility Act, as amended, Ind. Code § 23-18-1-1 et seq. (the “Act”); and

WHEREAS, the Amended and Restated Fundamental Operating Agreement of Reliant Services, LLC, dated as of October 19, 2001, together with the Company’s Articles of Organization, set forth those terms and, conditions considered by the parties to be basic and fundamental to its organization and operation; and

WHEREAS, the Members wish to amend and restate the terms and conditions of the Amended and Restated Fundamental Operating Agreement; and

NOW, THEREFORE, the Members state, confirm and agree as follows:

ARTICLE I.

Purposes of the Company; Equitable Treatment

        The Company was formed for the principal purposes of providing utility facilities locating services (“Facilities Locating”) and to construct and install underground facilities (“Underground Construction”) for the Members’ utility Affiliates and other persons requiring such services. In addition, the Company may undertake any other lawful act or engage in any other business permitted under the Act as may from time to time be mutually agreed by the Members. (For purposes of this Agreement, the term “Affiliate” of a specified Member shall mean any entity directly or indirectly controlling, controlled by or under common control with such specified Member, and for this purpose “control” shall mean direct or indirect ownership of not less than 50% of total combined voting power or value.) In conducting its business, the Company shall treat each Member equitably.

ARTICLE II.

Action by the Company; Board of Representatives

Section 2.01. Action by the Company. The Company shall act only by or under the authority of the unanimous approval of all its Members. Despite having statutory authority to act on behalf of the Company, no Member shall undertake to bind the Company absent unanimous approval of all the Members. Action by the Members may be taken at a meeting of designated representatives of the Members (referred to as the “Board of Representatives” or the “Board”) or by unanimous consent or agreement by all the Members.

Section 2.02 Member Action Without a Meeting. Any action required or permitted by statute, this Agreement, or the Articles of Organization, to be taken at any annual or special meeting of the Members, may be taken without a meeting, without prior notice and without a vote, if a written consent in lieu of a meeting, setting forth the action so taken, shall be signed by all the Members entitled to vote thereon. Any such written consent may be executed in counterparts, with all counterparts together constituting the executed original written consent. Any such duly executed written consents shall be filed with the records of the Company, and shall be effective as of the effective date specified therein.

Section 2.03. Board of Representatives. Each Member shall designate representatives (“Representatives”) to serve on the Board of Representatives, which shall consist of six individuals, three of whom shall be designated by and serve at the pleasure of Vectren, and three of whom shall be designated by and serve at the pleasure of Cinergy.

        A Member may remove or redesignate one or more of its Representatives on the Board at any time by giving written notice to each other Member.

The Board shall be responsible for determining the ends which the Company will pursue. Further, the Board shall articulate the values, perspectives and rules by which the Company will guide its actions. The Board shall assure that the Company performs in an ethical and prudent manner.

Section 2.04. Chair of the Board. The Board shall have a Chair who shall preside at all meetings of the Board, and have such other powers and duties as the Board may prescribe. The Chair shall be a Representative on the Board and shall serve as Chair at the pleasure of the Member appointing the Representative. The initial Chair shall be an appointee of Cinergy. The initial Chair shall be succeeded by a Representative designated by Vectren and the successor Chair shall be succeeded by a Representative designated by Cinergy, and so on, alternating between the Members every two years; provided, however, any successor may decline to appoint the Chair and if the successor declines to appoint the Chair then the Member who appointed the immediately previous Chair shall appoint the new Chair and shall retain the right to appoint the Chair for the next term.

Section 2.05. Meetings: Action. The Board shall hold regular meetings at the specific times and places mutually agreeable to the Members no less often than once every quarter each year. Meetings of the Board are and shall be deemed meetings of the Members. Special meetings of the Board may be called by any Member at any time upon three (3) business days prior written notice of the date, time and purpose of the meeting. Notice may also be given by fax or e-mail at addresses provided in writing to the Company. Notice to a Representative may be waived before or after the meeting by the Representative and attendance at a meeting by the Representative shall constitute waiver of such notice. A quorum for any meeting of the Board shall exist if there is one or more Representatives of each Member present. No meetings of the Board (or any committee of the Board) may be held unless all the Members are present as provided in this Section 2.05. Despite consisting of six representatives, action by the Board shall be approved only upon the unanimous vote of the Members (each Member having one vote, despite any then-existing disparity in the respective capital accounts of the Members). Each Member shall announce its vote on any matter submitted at a meeting through its Voting Representative, who shall be one of such Member’s Representatives on the Board. A Member may change its designated Voting Representative by written notice to each other Member. If a Voting Representative is not in attendance at a meeting, another Representative representing that Member may be designated by the Voting Representative as such Member’s Voting Representative for that particular meeting. Any or all Representatives may participate in a meeting by conference telephone or similar communication equipment, and all Representatives so participating in the meeting shall be deemed present in person.

Section 2.06. Board Action Without a Meeting. Any action required or permitted by statute, this Agreement, or the Articles of Organization, to be taken at any annual or special meeting of the Board, may be taken without a meeting, without prior notice and without a vote, if a written consent in lieu of a meeting, setting forth the action so taken, shall be signed by the Cinergy and Vectren Voting Representatives (as defined in Section 2.05), entitled to vote thereon. Any such written consent may be executed in counterparts, with all counterparts together constituting the executed original written consent. Any such duly executed written consents shall be filed with the records of the Company, and shall be effective as of the effective date specified therein.

        Section 2.07. Committees of the Board. The Board shall initially have two committees, "Audit" and "Compensation." Their respective duties and initial composition shall be as follows:

(a) Audit Committee. The Audit Committee shall recommend for appointment by the Board the independent certified public accountants for the Company. The Audit Committee shall meet from time to time on a schedule it determines with the independent public accountants along with members of Company management to ensure that adequate accounting systems, procedures, and internal controls are in place to accurately reflect the financial status of the Company and the financial results of the Company’s operation.

    (b)        Compensation Committee. The Compensation Committee shall determine the compensation of the Management of the Company (as defined in Section 3.01), including base pay and incentives, if any. Further, it shall provide oversight of the overall compensation plan for the Company.

    (c)        Each Committee shall have two Representatives, one designated by Vectren and one designated by Cinergy. The chairs of the Committees shall alternate among Representatives of the Members every two years, such that the Chair of the Committees shall be appointed by the Member who did not appoint the Chair of the Board. Composition of any other committees established by the Board shall reflect equal representation of the Members.

ARTICLE III.

Day-to-Day Management of the Company

        Section 3.01. Management. Subject always to the supervision and control of the Board, the management of the Company (“Management”) shall be responsible for day-to-day operations of the business of the Company, implementing the policies and decisions of the Board and making recommendations to the Board. The Management of the Company may consist of the following: a President, a Secretary and any other Management positions chosen by the Board at the times, in the manner and for the terms (if any) as the Board may prescribe. Each member of Management shall serve at the pleasure of the Board, holding office until such person’s death, disability, resignation or removal (with or without cause) or until the person’s successor is selected and qualified. Except as the Board may determine from time to time, the actions described in Schedule A (Reserved Authority) may not be taken by the Management on behalf of the Company unless authorized or ratified by the Board.

Section 3.02. Duties of Management.

(a)	President. Subject to the general control of the Board and Section 3.01, the President shall manage and supervise all the affairs and personnel of the Company and shall discharge all the usual functions incidental to the office of the president of a corporation, as if the Company were a corporation. The President shall exercise and perform such other powers and duties as the Board may prescribe. The President shall report directly to the Chair. The President shall have full authority to execute proxies, deeds, checks, contracts and other instruments on behalf of the Company, and to execute powers of attorney appointing other entities or individuals the agent of the Company, all subject to the provisions of the Act and this Agreement. The President shall keep or cause to be kept correct and complete records of account, showing accurately at all times the financial condition of the Company. The President shall be the legal custodian of all moneys, notes, securities, and other valuables which may from time to time come into the possession of the Company. The President shall open and maintain bank accounts in the name of the Company, and shall immediately deposit all funds of the Company coming into his or her hands in such bank accounts. The President shall furnish or cause to be furnished at meetings of the Board, or whenever requested by the Board or any Member, a statement of the financial condition of the Company. The President shall authenticate the records of the Company when necessary.

(b)	Secretary. The Secretary shall discharge all the usual functions incidental to the office of the secretary of a corporation, as if the Company were a corporation.

(c)	Delegation of Authority. In case of the absence of any member of Management of the Company, or for any other reason that the Board may deem sufficient, the Board may delegate the powers or duties of such person to any other member of Management or to any Representative, for the time being.

        Section 3.03. Indemnification of Representatives and Management. The Company shall indemnify every person who is or was a Representative or member of Management of the Company (each of whom, together with such person’s heirs, estate, executors, administrators and personal representatives, is hereinafter referred to as an “Indemnitee”) against liability to the fullest extent which would be permitted by Ind. Code § 23-1-37 if the Company were a corporation organized under the Indiana Business Corporation Law and the Indemnitee were a director or officer of such corporation. Such indemnification shall be provided, however, only if such person is determined in the manner specified by Ind. Code § 23-1-37 to have met the standard of conduct specified in Ind. Code § 23-1-37. The Company shall, to the fullest extent which would be permitted by Ind. Code § 23-1-37, pay for or reimburse the reasonable expenses incurred by every Indemnitee who is a party to a proceeding in advance of final disposition of the proceeding, in the manner specified by Ind. Code § 23-1-37. The foregoing indemnification and advance of expenses for each Indemnitee shall apply to service in the Indemnitee’s official capacity with the Company, and to service at the Company’s request, while also acting in an official capacity with the Company, as a director, officer, partner, Member, manager, trustee, employee, or agent of another foreign or domestic corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not. This Section 3.03 shall be binding upon any successor to the Company so that each Indemnitee shall be in the same position with respect to any resulting, surviving, or succeeding entity as the Indemnitee would have been had the separate legal existence of the Company continued; provided, that unless expressly provided or agreed otherwise, this sentence shall be applicable only to an Indemnitee acting in an official capacity or in another capacity heretofore described prior to termination of the separate legal existence of the Company. The foregoing provisions shall be deemed to create a contract right for the benefit of every Indemnitee if (a) any act or omission complained of in a proceeding against the Indemnitee, (b) any portion of a proceeding or (c) any determination or assessment of liability occurs while this Section 3.03 is in effect. All references in this Section 3.03 to Ind. Code § 23-1-37 shall be deemed to include any amendment or successor thereto. When a word or phrase used in this paragraph is defined in Ind. Code § 23-1-37, such word or phrase shall have the same meaning in this Section 3.03 that it has in Ind. Code § 23-1-37. Nothing contained in this Section 3.03 shall limit or preclude the exercise of any right relating to indemnification or advance of expenses to any indemnitee or the ability of the Company to otherwise indemnify or advance expenses to any indemnitee. If any word, clause or sentence of the foregoing provisions regarding indemnification or advancement of expenses shall be held invalid as contrary to law or public policy, it shall be severable and the provisions remaining shall not be otherwise affected. If any court holds any word, clause or sentence of this paragraph invalid, the court is authorized and empowered to rewrite these provisions to achieve their purpose to the extent possible.

ARTICLE IV.

Capital Contributions and Valuation

        Section 4.01. Capital Account. An individual capital account shall be established and maintained by the Company for each Member, as provided in Treasury Regulations Section 1.704-1(b).

        Section 4.02. Contributions to Capital. Cinergy and Vectren shall make initial capital contributions to the Company consistent with Schedule 2 of the Formation Agreement. In the event that any Member contributes what all the Members agree is significant additional value to the Company, or the value initially contributed is of significantly less value than anticipated, which causes the present allocation to be inequitable or inappropriate to a material extent, all the Members agree that the Board shall meet to negotiate in good faith a compensating capital contribution by the appropriate Members so as to cause such ownership percentages to remain as close as reasonably possible to being equal. At the closing of the transactions contemplated by the Formation Agreement (the “Closing”), the initial capital contributions will be made.

        Section 4.03. Return of Contributions. No Member shall have any right to the return or withdrawal of such Member’s capital contribution until dissolution of the Company, unless the withdrawal is consented to by all the Members or is otherwise provided for in this Agreement.

ARTICLE V.

Allocation of Profits. Losses and Distributions

        Section 5.01. Allocation of Profits and Losses. The Net Profit or Net Loss of the company, including each item of income, gain, loss, deduction, and credit shall be allocated each Fiscal Year (or portion thereof) among the Members in accordance with their respective ownership percentages.

        Section 5.02. Distributions of Cash or Other Assets. Distributions of cash or other assets shall be made to all the Members in accordance with their respective ownership percentages, only as authorized by the Board, and subject to this Agreement.

        Section 5.03. Special Allocation Provisions. If and at such time as there is a Special Allocation Event (defined in the following sentence), the provisions of Schedule B (Schedule of Special Allocations) shall become effective as of the first day of the Company’s taxable year in which such Special Allocation Event occurred. For purposes of this Agreement, a Special Allocation Event means, and shall be the first to occur of:

(a) the making of a capital contribution of cash or tangible property by, or a distribution of cash or tangible property to, any Member, except equally among all the Members;

    (b)        the making of a capital contribution of tangible property by, or a distribution of tangible property to, any Member where there is a variation between the basis of the tangible property and its fair market value at the time thereof, other than in accordance with the Members’ ownership percentages;

    (c)        the incurrence of any indebtedness of the Company from, or guaranteed by, any Member or an Affiliate thereof, except equally among all the Members or their respective Affiliates (taking into account reasonable economic equivalents); or

    (d)        the occurrence of any other event which, in the opinion of counsel for the Company or any Member, could reasonably be expected to jeopardize the equal allocation (before taxes) of the Company’s income, gains, losses, deductions or credits among the Members under Section(b) of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor provision), but for the effectiveness and application of the provisions of Schedule B (Schedule of Special Allocations).

        Section 5.04. Negative Capital Accounts. No Member shall ever be required to make up a negative balance in its Capital Account.

ARTICLE VI.

Dissolution (Not Withdrawal or Departure of a Member)

        Section 6.01. Events Causing Dissolution. The occurrence of the first of any of the following events shall cause the dissolution of the Company:

(a) the mutual consent in writing executed by each Member; or

    (b)        at the option of either Member, a materially adverse legal or regulatory decision regarding the formation of the Company, the purchase of the assets of an existing Facilities Locating and Underground Construction company, or the Company’s service agreements with utility Affiliates of either of the Members. Absent the occurrence of any of the foregoing specified events, a Member may only withdraw from the Company in the manner set forth in Article VII.

        Section 6.02. Priority of Dissolution. Upon the occurrence of any of the events set forth in Section 6.01, the Company shall be dissolved, the affairs of the Company wound up and the property of the Company, subject to Section 6.05, distributed and applied in the following order of priority:

(a) first, to the payment of any debts and liabilities of the Company owing to persons other than any Member;

    (b)        second, to the payment of any debts and liabilities of the Company owing to any Member, but in the event the amount available for such payment is insufficient to satisfy all such debts and liabilities, then to such Members in the proportion which their respective claims bear to the claims of all such Members; and

    (c)        last, to the Members in the proportion which the positive balance in each Member’s positive capital account bears to the aggregate capital account balance of all the Members at that time. No Member shall have a priority over any other Member with respect to the distribution under Section 6.02(c). Distributions made in accordance with this Section 6.02 shall be in full satisfaction of the Member’s claim against the Company for distribution and liquidation. In making distributions to the Members, the positive capital account balances of the Members shall be determined after taking into account all capital account adjustments required by Treas. Reg. § l.704-l(b)(2).

        Section 6.03. Time to Dissolve. Following the event of dissolution, except as may be agreed in writing by the parties, a reasonable time after the date of the event of dissolution shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to minimize the normal losses attendant upon such liquidation and to effectuate the process set forth in Section 6.05. Each of the Members during the course of winding up the Company affairs and dissolution shall be furnished with a statement prepared by the Management which shall set forth the assets and liabilities of the Company as of the date of the event of dissolution.

        Section 6.04. Date of Termination. The Company shall be terminated when all its assets have been applied and distributed in accordance with Sections 6.02 and 6.03. The establishment of any reserves for the payment of any contingent or unforeseen liabilities or obligations of the Company shall not have the effect of extending the term of the Company, and such reserve shall be applied and distributed in the manner provided in Section 6.02 upon the expiration of the period of such reserve.

        Section 6.05. Wind-Up.

    (a)        Contract Turnover. (1) After an event of dissolution and during the period specified in Section 6.03, the Company’s contracts with its customers (other than the Utility Affiliates) shall be disposed of as follows: the Members shall in good faith value the Company and its assets, including customer contracts, and negotiate a transfer and assumption of each such contract. Each Member shall have an equal opportunity to bid on each such contract; however, the bidding process shall not be limited to the Members and their Affiliates. The proposal most favorable to the Company shall be chosen by the Board. If the Members cannot agree on a bidding process and the time therefor, or how the most favorable proposal will be determined and chosen, such matters shall be submitted to binding arbitration and implemented by the Members’ management.

    (2)        All the Members agree that they will undertake all reasonable good faith efforts to preserve customer relationships and obtain any necessary consents to assignments of customer contracts so as to give effect to this Section 6.05.

    (b)        Board Action. Throughout the period specified in Section 6.03, the Board shall continue to act on behalf of the Company and shall take all reasonable actions necessary to effectuate the wind-up as contemplated by this Agreement, particularly this Article VI, and to ensure the continued provision of reliable and adequate Facilities Locating and Underground Construction to the Company’s customers, including the Utility Affiliates. Unless provided in the contracts or applicable law, an event of dissolution shall neither cancel nor terminate any customer contracts nor excuse the performance thereof. However, the service agreements with the Utility Affiliates shall, regardless of their remaining terms, remain in effect for a period of one (1) year from the event of dissolution. (c) ....Employment Agreements.

    (1)        Following an event of dissolution, the Members jointly and severally agree to honor (or cause an Affiliate to honor), on an equal and equitable basis among all the Members and subject to any applicable statutory limitations, any employment agreements between the Company and its employees; provided, however, that the Members or their Affiliates in honoring any such agreements shall inherit the Company’ s rights thereunder, including, without limitation, any restrictive covenants, non-compete provisions and termination rights.

    (2)        Notwithstanding anything in this Agreement to the contrary, all the Members agree that such employment agreements are important assets of the Company and, as such, after an event of dissolution and during the period specified in Section 6.03, such employment agreements shall be disposed of as follows: the Members shall in good faith value such employment agreements, and negotiate a transfer and assumption of each such agreement. Each Member shall have an equal opportunity to bid on such employment agreements. The proposal most favorable to the Company shall be chosen by the Board. If the Members cannot agree on a bidding process or how the most favorable proposal will be determined and chosen, such matters shall be submitted to binding arbitration and implemented by Management. If either Member successfully bids on any or all of the Employment Agreements, the other Member shall be relieved of its obligations under Section 6.05(c)(l) as to those agreements.

    (d)        Guiding Principle. Notwithstanding anything in this Agreement to the contrary, in effectuating this Section 6.05, the Members understand and agree that the guiding principle in winding up the business of the Company is that the Members be treated in an equitable fashion taking into account the facts and circumstances giving rise to the dissolution of the Company.

        Section 6.06. Bankruptcy of a Member. Upon the adjudication of bankruptcy of a Member, then the trustee of such bankrupt Member shall be considered an assignee of such Member’s interest in the Company and, unless admitted to the Company as a new or substituted Member pursuant to Section 9.04, such trustee shall be entitled only to the rights and benefits not inconsistent with this Agreement as are currently provided by the Act for a creditor of a person having an interest.

ARTICLE VII.

DEADLOCK/DISPUTE RESOLUTION; DEPARTURE OF A MEMBER

        Section 7.01. Deadlocks. A “Deadlock” shall be deemed to exist if:

    (i)        An action of the Company requiring the unanimous consent of the Board is submitted for consideration at a meeting of the Board, which proposed action is substantially identical to a proposal advanced at the meeting immediately preceding such meeting, provided that both such meetings were or are held (or scheduled to be held) at least thirty days apart;

    (ii)        Prior to the meeting at which the action is submitted for consideration for the second time, a Member notifies the other Member that it considers the specified action to be essential to the continuance of such Member’s investment in the Company, specifying the reasons therefor;

    (iii)        The action specified by such Member is not taken at that meeting (as a result of either a rejection thereof or a failure to consider it) or the meeting is canceled by reason of the failure to attend by the other Member; and

(iv) Any Member notifies the other Member of its demand that the Deadlock be preferred for resolution to the Executive Officers as defined in and pursuant to Section 7.02.

        Section 7.02. Deadlock Resolution.

    (a)        Referral to Executive Officers. Upon receipt of a notice pursuant to Section 7.01(iv), the Chair shall forthwith forward a copy of such notice (the “Deadlock Submission Notice”) to Niel C. Ellerbrook, Chief Executive Officer of Indiana Energy, Inc. and Donald B. Ingle, President of Power Technology and Infrastructure Services at Cinergy Corp. or their successors as designated by the Members (collectively, the “Executive Officers”), who shall attempt to resolve such matter by unanimous agreement. If the Executive Officers do not resolve the Deadlock within thirty (30) days after the date of the Deadlock Submission Notice or such other period of time as the Executive Officers may unanimously agree (the “Resolution Period”), any Member shall have the right by written notice to the other Member, to invoke the provisions of Section 7.02(b) below; provided, however, that the provisions of Section 7.02(b) shall not apply to a Deadlock arising prior to the first anniversary of the formation of the Company, unless a failure to act by the Company with respect to the subject matter of such Deadlock would result in a breach by the Company of any material agreement to which it is a party or would violate any applicable legal or regulatory requirement; and provided, further, that any matter with respect to which a Deadlock arises prior to the first anniversary of the Company’s formation may become the subject of a Deadlock after such first anniversary, in which event the provisions of Section 7.02(b) shall apply to such Deadlock.

    (b)        Buy-Sell. (i) Within thirty (30) days after the expiration of the Resolution Period, as to Deadlocked matters, any Member (the “Initiating Member”) may give a written notice (a “Buy-Sell Notice”) to the other Member (the “Non-Initiating Member”) of the value established by the Initiating Member for all of the interests in the Company, determined in the sole discretion of the Initiating Member (the “Company Value”), which shall constitute both an irrevocable and non-assignable offer to purchase (“Purchase Offer”) all (but not less than all) of the ownership interest owned by the Non-Initiating Member for an amount equal to the product of the Company Value multiplied by the Non-Initiating Member’s ownership percentage, and an irrevocable and non-assignable offer to sell (“Sell Offer”) all of the ownership interest of the Initiating Member to the Non-Initiating Member for an amount equal to the product of the Company Value multiplied by the Initiating Member’s ownership percentage. The Non-Initiating Member shall have thirty (30) days from the date of receipt of a Buy-Sell Notice to elect, by written notice (an “Acceptance Notice”) to the Initiating Member, to accept either the Purchase Offer or the Sell Offer, and in the event the Non- Initiating Member fails to issue an Acceptance Notice, the Non-Initiating Member shall be deemed to have accepted the Purchase Offer.

    (ii)        The terms of any purchase and sale of Member ownership interest(s) pursuant to this Section 7.02(b) shall be cash payable at closing, with closing to occur on a date mutually agreed upon by the Initiating Member and the Non-Initiating Member, which shall in no event be earlier than thirty (30) days nor later than sixty (60) days after the due date for issuance of the Acceptance Notice by the Non-Initiating Member (the “Required Closing Date”), and failing any such agreement the closing shall occur on the Required Closing Date, or if the Required Closing Date is not a Business Day, on the next Business Day after the Required Closing Date. The foregoing notwithstanding, the Required Closing Date for any such transaction may be delayed by notice from either the Initiating Member or a Non-Initiating Member for such period of time as is required to accommodate any necessary approval or non-objection by any governmental agency having jurisdiction including, without limitation, under the Public Utility Holding Company Act of 1935, which approval or non-objection shall be applied for promptly and prosecuted diligently. Upon the consummation of any closing pursuant to the provisions of this Section 7.02(b), any Member, all of whose ownership interest has been sold shall automatically be deemed a departing member (a “Departing Member”).

    (iii)        Any indebtedness of the Company to any Departing Member which sells its ownership interest under this Section 7.02, and any indebtedness to the Company of any Departing Member which sells its interest under this Section 7.02 shall be paid in cash at the closing.

        Section 7.03. Departing Member Covenants. In order to preserve the value of the Company after completion of the Buy-Sell provisions, the Departing Member agrees that neither it nor any of its Affiliates shall perform any Facilities Locating and Underground Construction activities or own an interest in any entity which performs facilities locating within the states in which the Company is doing business at the time of the Buy-Sell, for a period of two (2) years after the Buy-Sell Closing Date. These restrictions do not limit the ability of the Affiliates to meet their own Facilities Locating and Underground Construction requirements through the use of internal or external resources.

ARTICLE VIII

Default and Remedies

        Section 8.01. Events of Default. A Member shall be in default upon the occurrence with respect to such Member, of any of the following events (each a "Default"):

    (i)        A Member shall fail to make any Capital Contribution when due or to timely perform any material obligation to be performed by it under the provisions of this Agreement, and such failure shall not be cured within thirty (30) days after notice of such Default issued by the Company or any Member.

    (ii)        Any representation or warranty made by a Member shall prove to be false or misleading in any material respect when made, or with respect to any representation, warranty or covenant of a continuing nature to have become false or misleading, and such Member shall not have cured such matter within thirty (30) days after written notice to do so issued by the Company or any Member.

    (iii)        Any Member shall (a) be dissolved (other than pursuant to a consolidation or merger), (b) become insolvent or unable to pay its debts as they become due or admits in writing its inability generally to pay its debts as they become due, (c) make a general assignment, arrangement or composition with or for the benefit of its creditors, (d) institute or have instituted against it a proceeding seeking judgment of insolvency, bankruptcy or any other relief under bankruptcy or insolvency laws or similar laws affecting creditors’ rights, provided that in the event of a petition instituted or presented against it, such proceeding or petition (1) shall result in a judgment of insolvency or bankruptcy or the entry of an order for its winding up or liquidation or (2) shall not be dismissed, discharged, stayed or restrained, in each case within ninety (90) days of the institution or presentation thereof, (e) have a resolution passed for its winding up, official management or liquidation (other than pursuant to a merger or consolidation), (f) seek to become subject to the appointment of a receiver, trustee, custodian or other similar official for it or for all of its assets or have a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets and such secured party maintains possession, or such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days thereafter, (g) cause or be subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified above or (h) take any action in furtherance or indicating its consent to, approval of or acquiescence in, any of the foregoing acts.

        Section 8.02. Remedies for Default. The Members acknowledge and agree that a Default by any Member will cause irreparable injury to the Company and that money damages will not provide an entirely adequate remedy to the Company. Therefore, upon a Default, the defaulting Member automatically shall be deemed to have resigned from membership in the Company and to have surrendered its entire Capital Account (which shall be distributed pro rata among the remaining Members), shall have no further rights as a Member, shall have no further representation on the Board of Representatives, and shall be entitled to no further allocations of profits, losses or distribution from the Company.

ARTICLE IX.

Assignment of Interests: New Members

        Section 9.01. Restriction on Transfer. Except as provided in Section 9.02, no interest in the Company may be assigned, transferred, encumbered, hypothecated or otherwise disposed of without the prior written consent of all the Members (which consent may be given or withheld, conditioned or delayed as the remaining Members may determine in their sole and absolute discretion), and any attempted transfer, assignment, encumbrance, hypothecation or other disposition without such written consent shall be null and void and have no force or effect whatsoever.

        Section 9.02. Transfer to Wholly-Owned Affiliate. Notwithstanding anything in this Agreement to the contrary, all (but not less than all) of the interest of any Member may be transferred to an Affiliate wholly-owned by Indiana Energy, Inc. or Cinergy Corp., whether by sale, dividend, capital contribution, merger, operation of law or otherwise, provided the transferee agrees in writing to be bound by this Agreement. Any such transferee shall, without the consent of the Members, be substituted or added as a Member and shall be treated as though such transferee were an initial party to this Agreement in the place and stead of the transferor.

        Section 9.03. Continuing Responsibility. Notwithstanding any assignment or transfer of its interest in the Company or the substitution of the assignee or transferee as a Member, a Member shall not be relieved of any of such Member’s responsibilities under this Agreement without the prior written consent of all the Members.

        Section 9.04. New Members. With the consent of all the Members, new Members may be admitted to the Company upon such terms and conditions, in exchange for ownership percentages, and with such representation on the Board as all the existing Members and each such new Member find mutually acceptable.

ARTICLE X.

Miscellaneous

        Section 10.01. Fiscal Year. The fiscal year of the Company shall end December 31, unless a different fiscal year is determined by the Board.

        Section 10.02. Company Accounting: Financial Statements. An accounting shall be made of all Company transactions (for each fiscal year and quarter or lesser period of time) and the President shall cause to be prepared for the Company a balance sheet, a statement of cash receipts and disbursements, a statement of net profits and losses, and a statement of each Member’s share of Company net profits and losses (collectively, “Financial Statements”). Except as the Board may determine from time to time, the President shall cause monthly and quarterly unaudited Financial Statements to be sent to all the Representatives and Members not later than 30 days after the end of the month or quarter, as applicable, and shall cause annual audited Financial Statements, as certified by the Company’s independent public accountants, to be sent to all the Representatives and Members not later than 60 days after the end of the fiscal year. The President shall cause the necessary federal, state and local income tax returns and reports required of the Company to be prepared and filed no later than required by law.

        Section 10.03. Other Tax Matters. The President will make such elections and shall take such other action as the President believes necessary (a) to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to any adjustment to the Company’s federal and state income tax returns, (b) to cause the Company to be represented before the Internal Revenue Service, any other taxing authorities or any courts in matters affecting the Company, and (c) to cause to be executed any agreements or other documents that bind the Company with respect to such tax matters or otherwise affect the rights of the Company; provided, however, that no elections, submissions or positions will be made without reasonable prior notice to and the opportunity for input from each Member. Any reasonable changes proposed by a Member shall be made. Cinergy is specifically authorized to act as the “Tax Matters Partner” under the Code and in any similar matter under Indiana law. The Tax Matters Partner shall be reimbursed by the Company for its reasonable costs and expenses incurred in its capacity as Tax Matters Partner.

        Section 10.04. Waiver of Partition. By this Section 10.04, each Member on behalf of such Member, and its successors and permitted assigns, waives any rights to have Company property partitioned.

        Section 10.5. Dealings Outside the Company. Each Member, Representative and member of Management shall, at any time and from time to time, devote such time and effort to the business of the Company as may be necessary to promote adequately the interests of the Company and the mutual interests of the Members. Except as specified in the Formation Agreement, the Members and their Affiliates individually or collectively may, at any time and from time to time, engage in and possess an interest in other business ventures of any and every type and description, independently or with others, and neither the Company nor any Member shall by virtue of this Agreement have any right, title or interest in or to such independent ventures of the Members or their Affiliates.

        Section 10.06. Expenses. Unless mutually agreed in advance, each Member shall pay or cause to be paid its own fees and expenses, including, without limitation, attorneys’ fees, incurred in connection with the organization of the Company.

        Section 10.07. Complete Agreement. This Agreement, the initial Fundamental Operating Agreement, the Articles of Organization and the Formation Agreement constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter of this Agreement. This Agreement, the initial Fundamental Operating Agreement, the Articles of Organization and the Formation Agreement supersede all prior written and oral statements, and no representation, statement or condition or warranty not contained in this Agreement, the initial Fundamental Operating Agreement, the Articles of Organization and the Formation Agreement will be binding on the Members or have any force or effect whatsoever.

        Section 10.08. Terms. Any reference to the Act, the Code or other statutes or laws will include all amendments, modifications, or replacements of the specific sections and provisions concerned. Terms used in this Agreement, unless defined herein or unless the context dictates, shall have the meanings set forth in the Act.

        Section 10.09. Multiple Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original but all of which will constitute one and the same instrument. However, in making proof of this Agreement, it will be necessary to produce only one copy of this Agreement signed by the party to be charged.

        Section 10.10. Applicable Law. This Agreement shall be construed in accordance with the laws of the State of Indiana.

        Section 10.11. Partial Invalidity. If any term or provision of this Agreement is determined to be invalid, such invalid term or provision shall not affect or impair the remainder of this Agreement, but such remainder shall continue in full force and effect to the same extent as though such invalid term or provision were not contained therein.

        Section 10.12. Company Obligations Binding. Each Member agrees that the promises, covenants and conditions contained herein are given separately and inure to and are binding upon its successors and assigns. The Company shall be bound by this Agreement.

        Section 10.13. Signatory Requirements. Each Member, or each additional or substitute Member permitted under this Agreement, may become a signatory hereof by signing a company signature page to this Agreement and such other instruments as the Board shall determine. By so signing, each Member, or each such additional or substitute Member, shall be deemed to have adopted and agreed to be bound by this Agreement, as amended from time to time in accordance with this Agreement.

        Section 10.14. Additional Documents and Acts. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out, and perform all the terms, provisions and conditions of this Agreement and the transactions contemplated by this Agreement.

        Section 10.15. Notices. Any notice to be given or to be served upon the Company or any party to this Agreement in connection with this Agreement must be in writing and will be deemed to have been given and received when delivered to the respective address specified on the signature page(s) to this Agreement, or with respect to the Company, at the address of its principal office, as specified to the parties to this Agreement. Any party to this Agreement or the Company may, at any time by giving five days’ prior written notice to the others, designate any other address, including fax numbers or e-mail addresses in substitution of the then current address to which such notice will be given. Notice mailed by United States mail shall be deemed given three days after proper deposit in the United States mail. Notice by courier or expedited delivery service shall be deemed given when actually received.

        Section 10.16. Disputes Not to Be Resolved by Arbitration. Except as provided by Section 6.05, the Members agree that in the event of a dispute relating to the governance of the Company, the resolution of that dispute will not be subject to arbitration.

        Section 10.17. Amendments and Supplements. All amendments and supplements to this Agreement shall be in writing and executed by each Member. Amendments and supplements executed by each Member shall be binding on the Company, whether or not executed by an Officer.

        IN WITNESS WHEREOF, all the Members have caused this Agreement to be executed by their duly authorized representatives.

                                                Vectren Utility Services, INC.
20 N. W. Fourth Street
Evansville, Indiana 47708
Attn: President
Vectren Utility Services, Inc.                     By:____________________
                                                          Carl L. Chapman
                                                           Its: President

                                                CINERGY SUPPLY NETWORK, INC.
139 East Fourth Street
Cincinnati, OH 45201-0960
Attn: President
Cinergy Supply Network, Inc.
                                                   By:____________________
                                                         R. Foster Duncan
                                                           Its: President

SCHEDULE A

(RESERVED AUTHORITY)

        Management of the Company shall not have the authority to undertake any of the following actions on behalf of the Company unless authorized or ratified by the Board:

1.	Engaging in any act in contravention or violation of this Agreement or outside the principal purposes of the Company as set forth in Article I of this Agreement;

2.	Engaging in any act which would make it impossible to carry on the ordinary business of the Company;

3.	Selling all or substantially all of the assets of the Company, or causing the Company to merge with or into any other limited liability company, corporation, partnership or other entity;

4.	Admitting any substitute or additional Member to the Company;

5.	Commencement, termination or settlement of any claim, or engaging legal counsel with respect thereto, other than a claim arising in the ordinary course of the Company’s business, or lawsuit or other legal action, arbitration or administrative proceeding brought by or against the Company involving an amount in controversy in excess of $50,000;

6.	Voluntary dissolution of the Company;

7.	A. The incurrence of indebtedness with a nominal maturity of one year or less in excess of a maximum amount approved by the Board;

B.	The incurrence of indebtedness with a nominal maturity in excess of one year;

8.	Calling for additional capital contributions or loans from Members;

9.	Approval of all employment contracts (other than at-will employments), any substantial change to employee benefit plans, parameters for collective bargaining and other material labor agreements in any unorganized business unit;

10.	Approval of the annual capital and operating budgets, cash flow plans and related schedules of the Company and all material amendments thereto;

11.	Any distribution, whether in cash or in kind, to the Members;

12.	Appointment of the independent public accountants of the Company;

13.	Entering into any contract for Facilities Locating with a new customer exceeding $500,000 or Underground Construction with a new customer exceeding $5,000,000 or materially amending any such contract that contains substantially new risks;

14.	Appointment, removal and replacement of Management of the Company;

15.	Confessing a judgment against the Company;

16.	Possessing any Company property, or assigning the rights of the Members in specific Company property, for other than a Company purpose;

17.	Assigning any Company property or assets in trust for creditors or on the basis of an assignee’s promise or undertaking to pay the debts or obligations of the Company;

18.	Causing the Company to make loans to or borrow money from the Members or their respective Affiliates (other than indebtedness for property sold in the ordinary course of business pursuant to contracts duly approved by the Board or for which Board approval is not required by this Agreement) or to commingle Company funds with the funds of Members or their respective Affiliates;

19.	Any matter for which Board action is expressly provided for under this Agreement; and

20.	Such other policy decisions as the Board may determine on a case by case basis.

SCHEDULE B

(SCHEDULE OF SPECIAL ALLOCATIONS)

        Section 1. Net Income and Net Loss. The terms “Net Income” or “Net Loss,” as the case may be, of the Company shall mean the Company’s taxable income or taxable loss for Federal income taxation purposes as determined by the accountants then employed by the Company in accordance with Section 703(a) of the Internal Revenue Code of 1986, as amended (the “Code”), with the items required to be separately stated by Section 703(a)(l) of the Code combined into a single net amount; provided, however, that in the event the taxable income or taxable loss of the Company for such fiscal year is later adjusted in any manner, as a result of an audit by the Internal Revenue Service (the “Service”) or otherwise, then the taxable income or taxable loss of the company shall be adjusted to the same extent. “Net Income” and “Net Loss” shall be further adjusted as follows:

    (a)        “Net Income” and “Net Loss,” as the case may be, shall be adjusted to treat items of tax-exempt income described in Section 705(a)(l)(B) of the Code as items of gross income, and to treat as deductible items all non-deductible, non-capital expenditures described in Section 705(a)(2)(B) of the Code, including any items treated under Treas Reg. § 1 .704-l(b)(2)(iv) as items described in Section 705(a)(2)(B) of the Code.

    (b)        In lieu of depreciation, depletion, cost recovery and amortization deductions allowable for Federal income taxation purposes to the Company with respect to property contributed to the Company by a Member, there shall be taken into account an amount equal to the product derived by multiplying the Book Value of such property at the beginning of such fiscal year by a fraction, the numerator of which is the amount of depreciation, depletion, cost recovery or amortization deductions allowable with respect to such property for Federal income taxation purposes and the denominator of which is the adjusted basis for Federal income taxation purposes of such property at the beginning of such fiscal year.

    (c)        In lieu of actual gain or loss recognized by the Company for Federal income taxation purposes as a result of the sale or other disposition of property of the Company, there shall be taken into account the gain or loss that would have been recognized by the Company for Federal income taxation purposes if the Book Value of such property as of the date sold or otherwise disposed of by the Company were its adjusted basis for Federal income taxation purposes.

        Section 2. Allocation of Net Income and Net Loss. After giving effect to the special locations set forth in Sections 3. 4 and 6:

(a) Net Income. Net Income for the fiscal year shall be allocated among the Members in accordance with their respective ownership percentages.

(b) Net Loss. Net Loss for the fiscal year shall be allocated among the Members in accordance with their respective ownership percentages.

        Section 3. Special Allocations. The following special allocations shall be made in the following order:

    (a)        Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § 1.704-2(f), notwithstanding any other provision of this Schedule B, if there is a net decrease in Company Minimum Gain during any Company fiscal year, each Member and assignee or transferee of an interest of a Member (“Interest”) shall be specially allocated items of Company income and gain for such fiscal year (and, if necessary, subsequent years) in an amount equal to the portion of such Member’s or assignee’s or transferee’s share of the net decrease in Company Minimum Gain, determined in accordance with Treas. Reg. § l.704-2(g)(l) that is allocable to the disposition of Company property subject to nonrecourse liabilities (as defined in Treas. Reg. § l.704-2(b)(3)), determined in accordance with Treas.-Reg. § 1.704-2(d). The items to be so allocated shall be determined in accordance with Treas.-Reg. § 1.704-2(f)(6) and l.704-2(j)(2). This Section 3(a) is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith.

    (b)        Member Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § l.704-2(i)(4), notwithstanding any other provision of this Schedule B except Section 3(a), if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company fiscal year, each Member or assignee or transferee of an Interest who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas.-Reg. § 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to the portion of such Member’s or assignee’s or transferee’s share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § l.704-2(i)(5), that is allocable to the disposition of Company property subject to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § l.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treas. Reg. §§ l.704-2(i)(4) and l.704-2(j)(2). This Section 3(b) is intended to comply with the minimum gain chargeback requirement in such section and shall be interpreted consistently therewith.

    (c)        Qualified Income Offset. In the event any Member or assignee or transferee of an Interest unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § l.704-l(b)(2)(ii)(d)(4), l.704-l(b)(2)(ii)(d)(5), or l.704-l(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member or assignee or transferee of an Interest in an amount and manner sufficient to eliminate, to the extent required by Treas. Reg. § 1.704-l(b)(2)(ii)(d), the Adjusted Capital Account Deficit of such Member or assignee or transferee of an Interest as quickly as possible, provided that an allocation pursuant to this Section 3(c) shall be made only if and to the extent that such Member or assignee or transferee of an Interest would have an Adjusted Capital Account Deficit after all other allocations provided for in this Schedule B have been tentatively made as if this Section 3(c) were not in the Agreement.

    (d)        Gross Income Allocation. In the event any Member or assignee or transferee of an Interest has a deficit capital account at the end of any Company fiscal year which is in excess of the sum of the amount such Member or assignee or transferee of an Interest is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Regs. §§ 1 .704-2(g)(l) and 1.704-2(i)(5), each such Member or assignee or transferee of an Interest shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 3(d) shall be made only if and to the extent that such Member or assignee or transferee of an Interest would have a deficit capital account in excess of such sum after all other allocations provided for in this Schedule B have been tentatively made as if Section 3(c) and this Section 3(d) were not in the Agreement.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year or other period shall be specially allocated as provided in Section 2(b).

    (f)        Member Loan Nonrecourse Deductions: Any Member Loan Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Member or assignee or transferee of an Interest who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Loan Nonrecourse Deductions are attributable in accordance with Treas. Reg § 1.704-2(i).

    (g)        Section 754 Adjustments. To the extent Treas. Reg. § 1.704-l(b)(2)(iv)(m) requires an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) to be taken into account in determining capital accounts, the amount of such adjustment to the capital accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members and assignees or transferees of an Interest in a manner consistent with the manner in which their capital accounts are required to be adjusted pursuant to such Section of the Regulations.

        Section 4. Curative Allocations. The allocations set forth in Section 3 (the”Regulatory Allocations”) are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 4. Therefore, notwithstanding any other provision of this Schedule B (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss, or deduction so that, after such offsetting allocations are made, each Member’s capital account balance is, to the extent possible, equal to the capital account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 2.

        Section 5. Effects of Varying Company Interests During a Company Year. In the event a Member’s interest as a Member varies during any fiscal year of the Company (whether by reason of withdrawal, additional capital contributions or otherwise), Net Income and Net Loss shall be computed and allocated in accordance with this Schedule B as if periods between such variations were each a separate fiscal year of the Company.

        Section 6. Allocation of Income. Gain. Loss and Deduction: Section 704(c). Upon the sale of any property contributed by any Member, the gain or loss represented by the difference between the adjusted basis for Federal income taxation purposes and Book Value of the property to the Company shall be allocated to the Member who contributed such property, and the gain or loss in excess of that so allocated shall be allocated among the Members as provided in Sections 1. 2. 3 and 4 hereof. In addition, any other item of income, gain, loss or deduction with respect to such property shall be allocated in a manner consistent with the requirements of Section 704(c) of the Code and Treas. Reg. § l.704-l(b)(2)(iv)(g), as amended from time to time.

        Section 7. Allocation of Tax Items. All items of depreciation, gain, loss, deduction or credit that are taken into account in determining Net Income or Net Loss, shall be allocated among the Members in the same proportion as is provided in this Schedule B.

        Section 8. Definitions. Capitalized words and phrases used in this Schedule B have the following meanings:

    (a)        Adjusted Capital Account Deficit means, with respect to any Member, the deficit balance, if any, in such Member’s capital account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

    (1)        Credit to such capital account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentence of Treas. Reg. § l.704-2(g)(l) or would be deemed obligated to restore if Member Loan Nonrecourse Deductions were treated as Nonrecourse Deductions; and

(2) Debit to such capital account the items described in Treas. Regs. §§ 1.704-l(b)(2)(ii)(d)(4), 1.704-l(b)(2)(ii)(d)(5), and I .704-l(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. § l.704-l(b)(2)(ii)(d) and shall be interpreted consistently therewith.

    (b)        Book Value of any item of Company property as of any particular date shall be determined as follows: (a) the Book Value of any item of property contributed by a Member to the capital of the Company shall be the agreed-upon gross fair market value of such item of property as of the date such property was contributed to the Company, as adjusted for depreciation, depletion, cost recovery and amortization deductions with respect to such property computed in the manner provided in Section 1(b); and (b) the Book Value of any other item of Company property shall be its adjusted basis for Federal income taxation purposes.

(c) Company Minimum Gain has the meaning set forth in Tress. Reg. §§ 1.704-2(b)(2) and 1.704-2(d).

    (d)        Member Loan Nonrecourse Deductions has the meaning set forth in Treas. Reg. § l.704-2(i)(2). The amount of Member Loan Nonrecourse Deductions with respect to a Member Nonrecourse Debt for a Company fiscal year equals the excess, if any, of the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year over the aggregate amount of any distributions during that fiscal year to the Members or assignees or transferees of an Interest that bear the economic risk of loss for such Member Nonrecourse Debt to the extent such distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § l.704-2(i)(2).

    (e)        Member Minimum Gain means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Company Nonrecourse Debt were treated as a nonrecourse liability (as defined in Treas. Reg. § l.704-2(b)(3)), determined in accordance with Treas. Reg. § 1.704-2(i).

(f) Member Nonrecourse Debt has the meaning set forth in Treas. Reg. § l.704-2(b)(4).

    (g)        Nonrecourse Deductions has the meaning set forth in Treas. Reg. § l.704-2(b)(l). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase, if any, in the amount of Company Minimum Gain during that fiscal year, determined according to Treas. Reg. §§ 1.704-2(c) and 1.704-2(d).

(h) Regulations means the regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).